U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ X ]

Pre-Effective Amendment No.

Post-Effective Amendment No. 15

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[ X ]

Amendment No. 17

(Check appropriate box or boxes)

ULTIMUS MANAGERS TRUST
(Exact Name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246
 (Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:  (513) 587-3400

Frank L. Newbauer, Esq.
Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box):

/ X /	immediately upon filing pursuant to paragraph (b)
/ /	on (date) pursuant to paragraph (b)
/ /	60 days after filing pursuant to paragraph (a) (1)
/ /	on (date) pursuant to paragraph (a) (1)
/ /	75 days after filing pursuant to paragraph (a) (2)
/ /	on (date) pursuant to paragraph (a) (2) of Rule 485(b)

If appropriate, check the following box:

/ /	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

This amendment consists of the following:

(1) Facing Sheet of the Registration Statement.
(2) Part C of the Registration Statement (including signature page).

The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendment No. 14 to this Registration Statement (File No. 333-180308) filed on September 27, 2013. There have been no changes to the Prospectus or Statement of Additional Information.

This amendment is being filed in order to file Exhibit 99.28(j) to this Registration Statement, the Consent of Independent Registered Public Accounting Firm.

PART C.	OTHER INFORMATION

Item 28.	Exhibits

(a)	Agreement and Declaration of Trust (1)

(b)	Bylaws (1)

(c)	Incorporated by reference to Agreement and Declaration of Trust and Bylaws

(d)	(i)	Investment Advisory Agreement with Apex Capital Management, Inc.(5)

(ii)	Investment Advisory Agreement with Cincinnati Asset Management, Inc. (5)

(iii)	Investment Advisory Agreement with Veripax Financial Management, LLC (5)

(iv)	Investment Advisory Agreement with Lyrical Asset Management LP (7)

(v)	Investment Advisory Agreement with Barrow Street Advisors LLC (8)

(vi)	Investment Advisory Agreement with Wavelength Capital Management, LLC (11)

(e)	Distribution Agreement with Ultimus Fund Distributors, LLC (5)

(f)	Inapplicable

(g)	Custody Agreement with U.S. Bank (5)

(i)	First Amendment to the Custody Agreement with U.S. Bank regarding VFM Steadfast Fund (5)

(ii)	Second Amendment to the Custody Agreement with U.S. Bank regarding Cincinnati Asset Management Funds: Broad Market Strategic Income Fund (5)

(iii)	Third Amendment to the Custody Agreement with U.S. Bank regarding Lyrical U.S. Value Equity Fund (7)

(iv)	Fourth Amendment to the Custody Agreement with U.S. Bank regarding Barrow All-Cap Core Fund and Barrow All-Cap Long/Short Fund (10)

(v)	Fifth Amendment to the Custody Agreement with U.S. Bank regarding Wavelength Interest Rate Neutral Fund (11)

(h)	(i)	Expense Limitation Agreement with Apex Capital Management, Inc. (3)

(ii)	Administration Agreement with Ultimus Fund Solutions, LLC (4)

(iii)	Transfer Agent and Shareholder Services Agreement with Ultimus Fund Solutions, LLC (4)

(iv)	Fund Accounting Agreement with Ultimus Fund Solutions, LLC (4)

(v)	Compliance Consulting Agreement with Ultimus Fund Solutions, LLC (4)

(vi)	Expense Limitation Agreement with Cincinnati Asset Management, Inc. (12)

(vii)	Expense Limitation Agreement with Veripax Financial Management, LLC (5)

(viii)	Expense Limitation Agreement with Lyrical Asset Management LP (7)

(ix)	Expense Limitation Agreement with Barrow Street Advisors LLC (8)

(x)	Expense Limitation Agreement with Wavelength Capital Management, LLC (11)

(i)	(i)	Legal Opinion on behalf of APEXcm Small/Mid Cap Growth Fund (3)

(ii)	Legal Opinion on behalf of VFM Steadfast Fund(5)

(iii)	Legal Opinion on behalf of Cincinnati Asset Management Funds: Broad Market Strategic Income Fund (5)

(iv)	Legal Opinion on behalf of Lyrical U.S. Value Equity Fund (7)

(v)	Legal Opinion on behalf of Barrow All-Cap Core Fund and Barrow All-Cap Long/Short Fund (10)

(vi)	Legal Opinion on behalf of Wavelength Interest Rate Neutral Fund (11)

(j)	Consent of Independent Registered Public Accounting Firm (13)

(k)	Inapplicable

(l)	Initial Capital Agreement (5)

(m)	Rule 12b-1 Plan (8)

(n)	Rule 18f-3 Multi-Class Plan (8)

(o)	Reserved

(i)	Code of Ethics of the Registrant (3)

(ii)	Code of Ethics of Apex Capital Management, Inc. (3)

(iii)	Code of Ethics of Ultimus Fund Distributors, LLC (1)

(iv)	Code of Ethics of Cincinnati Asset Management, Inc. (5)

(v)	Code of Ethics of Veripax Financial Management, LLC (5)

(vi)	Code of Ethics of Lyrical Asset Management LP (6)

(vii)	Code of Ethics of Barrow Street Advisors LLC (10)

(viii)	Code of Ethics of Wavelength Capital Management, LLC (11)

Other:	Powers of Attorney for Robert E. Morrison, Jr., David M. Deptula, John Discepoli and John C. Davis (2)

(1) Incorporated herein by reference to Registrant’s initial Registration Statement, filed March 23, 2012
(2)  Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2, filed June 8, 2012
(3)  Incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 3, filed June 26, 2012
(4) Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 1, filed June 29, 2012
(5) Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 2, filed September 11, 2012
(6) Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 4, filed November 21, 2012
(7) Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 5, filed February 1, 2013
(8) Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 8, filed June 6, 2013
(9) Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 9, filed July 5, 2013
(10) Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 10, filed August 20, 2013
(11) Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 13, filed September 27, 2013
(12) Incorporated herein by reference to Registrant’s Post-Effective Amendment No. 14, filed September 30, 2013
(13) Filed herewith

Item 29.	Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30.	Indemnification

Article VI of the Registrant’s Agreement and Declaration of Trust provides for indemnification of officers and Trustees as follows:

“Section 6.4       Indemnification of Trustees, Officers, etc.

Subject to and except as otherwise provided in the Securities Act of 1933, as amended, and the 1940 Act, the Trust shall indemnify each of its Trustees and officers, including persons who serve at the Trust's request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person") against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants' and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, and except that no Covered Person shall be indemnified against any liability to the Trust or its Shareholders to which such Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person's office.

Section 6.5       Advances of Expenses.  The Trust shall advance attorneys' fees or other expenses incurred by a Covered Person in defending a proceeding to the full extent permitted by the Securities Act of 1933, as amended, the 1940 Act, as amended, and Ohio Revised Code Chapter 1707, as amended.  In the event any of these Federal laws conflict with Ohio Revised Code Section 1701.13(E), as amended, these Federal laws, and not Ohio Revised Code Section 1701.13(E), shall govern.

Section 6.6        Indemnification Not Exclusive, etc.  The right of indemnification provided by this Article VI shall not be exclusive of or affect any other rights to which any such Covered Person may be entitled.  As used in this Article VI, "Covered Person" shall include such person's heirs, executors and administrators.  Nothing contained in this article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.”

The Investment Advisory Agreements with Apex Capital Management, Inc., Cincinnati Asset Management, Inc., Lyrical Asset Management LP and Barrow Street Advisors LLC, Wavelength Capital Management, LLC (the “Advisers”) provide that the Advisers shall not be liable for any mistake of judgment or in any event whatsoever, except for lack of good faith, provided that nothing herein shall be deemed to protect, or purport to protect, the Adviser against any liability to a Fund or to its security holders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of the Adviser’s reckless disregard of its obligations and duties hereunder.

The Distribution Agreement with Ultimus Fund Distributors, LLC (the “Distributor”) provides that the Distributor, its directors, officers, employees, shareholders and control persons shall not be liable for any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with the matters to which the Agreement relates, except a loss resulting from the failure of Distributor or any such other person to comply with applicable law or the terms of the Agreement, or from willful misfeasance, bad faith or negligence, including clerical errors and mechanical failures, on the part of any of such persons in the performance of Distributor’s duties or from the reckless disregard by any of such persons of Distributor’s obligations and duties under the Agreement.

The Distribution Agreement with the Distributor further also provides that the Distributor agrees to indemnify and hold harmless the Trust and each person who has been, is, or may hereafter be a Trustee, officer, employee, shareholder or control person of the Trust against any loss, damage or expense (including the reasonable costs of investigation and reasonable attorneys’ fees) reasonably incurred by any of them in connection with any claim or in connection with any action, suit or proceeding to which any of them may be a party, which arises out of or is alleged to arise out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact, or the omission or alleged omission to state a material fact necessary to make the statements not misleading, on the part of Distributor or any agent or employee of Distributor or any other person for whose acts Distributor is responsible, unless such statement or omission was made in reliance upon written information furnished by the Trust; (ii) Distributor's failure to exercise reasonable care and diligence with respect to its services, if any, rendered in connection with investment, reinvestment, automatic withdrawal and other plans for Shares; and (iii) Distributor’s failure to comply with applicable laws and the Rules of FINRA.

The Registrant intends to maintain a standard mutual fund directors and officers liability policy.  The policy shall provide coverage to the Registrant, its Trustees and officers.  Coverage under the policy will include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31.	Business and Other Connections of the Investment Advisers

(a)
Apex Capital Management, Inc. (“Apex”) has been registered as an investment adviser since 1987.  Apex provides investment advisory services to individuals, high net worth individuals, pension and profit sharing plans, charitable organizations and, corporations and other businesses.

The directors and officers of Apex are listed below, none of which have engaged at any time during the past two years for his or her own account or in the capacity of director, officer, partner or trustee, in any other business, profession, vocation or employment of a substantial nature.

Nitin N. Kumbhani—President and CEO
Kamal N. Kumbhani—Vice President
Jan E. Terbrueggen—Vice President
Michael D. Kalbfleisch—Vice President & Chief Compliance Officer
Sunil M. Reddy—Vice President
Mark S. Harrell—Vice President

(b)
Cincinnati Asset Management, Inc.  (“CAM”) has been registered as an investment adviser since 1989. CAM provides investment advisory services to individuals, high net worth individuals, pension and profit sharing plans, charitable organizations, corporations and other businesses, state and municipal government entities and insurance companies.

The directors and officers of CAM are listed below, none of which have engaged at any time during the past two years for his or her own account or in the capacity of director, officer, partner or trustee, in any other business, profession, vocation or employment of a substantial nature.

William Sloneker—Chairman and Managing Director
Randall S. Hale—President and Managing Director
Charles D. Mencer—COO, Chief Compliance Officer and Managing Director
Mary Compton—Director
Donald N. Stolper—Vice President and Managing Director
Richard J. Gardner—Managing Director
Richard M. Balestra—Managing Director

(c)
Lyrical Asset Management LP (“Lyrical”) has been registered as an investment adviser since 2008.  Lyrical provides investment advisory services to high net worth individuals, pension and profit sharing plans, corporations and other businesses and a UCITS fund.

The managing partners of Lyrical are listed below, who have not engaged at any time during the past two years for his own account or in the capacity of director, officer, partner or trustee, in any other business, profession, vocation or employment of a substantial nature.

Andrew Wellington—Managing Partner
Jeffrey Keswin—Managing Partner

(d)	Barrow Street Advisors LLC (“Barrow Street”) has been registered as an investment adviser since 2013. Barrow Street provides investment advisory services to pooled investment vehicles.

The directors of Barrow Street are listed below, who have not engaged at any time during the past two years for his own account or in the capacity of director, officer, partner or trustee, in any other business, profession, vocation or employment of a substantial nature.

Robert F. Greenhill, Jr.—Principal
Nicholas Chermayeff—Principal
David R. Bechtel—Principal

(e)	Wavelength Capital Management, LLC (“Wavelength”) has been registered as an investment adviser since 2013.

Andrew G. Dassori is a director of Wavelength and is also the Managing Member and Chief Compliance Officer.  During the last two years, Mr. Dassori was a portfolio manager at Credit Suisse Asset Management, LLC.

Item 32.	Principal Underwriters

(a)	The Distributor also acts as the principal underwriter for the following other open-end investment companies:

Williamsburg Investment Trust	The Investment House Funds
The Berwyn Funds	Hussman Investment Trust
TFS Capital Investment Trust	Schwartz Investment Trust
Papp Investment Trust	Profit Funds Investment Trust
AlphaMark Investment Trust	Stralem Fund
Piedmont Investment Trust	CM Advisors Family of Funds
Gardner Lewis Investment Trust
The First Western Funds Trust
The Cutler Trust

		Position with	Position with
(b)	Name	Distributor	Registrant
	Robert G. Dorsey	President/Managing Director	President and Trustee
	Mark J. Seger	Treasurer/Managing Director	Assistant Treasurer
	Wade R. Bridge	Vice President	None
	Craig J. Hunt	Vice President	None
	Stephen L. Preston	Chief Compliance Officer	Chief Compliance Officer
	Jeffrey D. Moeller	Vice President	None
	Tina H. Bloom	Vice President	Assistant Secretary
	Kristine M. Limbert	Vice President	None
	Nancy Aleshire	Vice President	None
	Douglas K. Jones	Vice President	None

The address of the Distributor and each of the above-named persons is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

(c)	Inapplicable

Item 33.	Location of Accounts and Records

Accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained by the Registrant at the principal executive offices of its administrator:

Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

or its investment advisers:

Apex Capital Management, Inc.
8163 Old Yankee Road
Dayton, Ohio 45458

Cincinnati Asset Management, Inc.
8845 Governor’s Hill Drive
Cincinnati, Ohio 45249

Lyrical Asset Management LP
405 Park Avenue, 6th Floor
New York, NY 10022

Barrow Street Advisors LLC
300 First Stamford Place, 3rd Floor East
Stamford, CT 06902

Wavelength Capital Management, LLC
215 Park Avenue South, Ste. 1902
New York, NY 10003

Certain records, including records relating to the possession of Registrant’s securities, may be maintained at the offices of Registrant’s custodian:

U.S. Bank, N.A.
425 Walnut Street
Cincinnati, Ohio 45202

Item 34.	Management Services Not Discussed in Parts A or B

Inapplicable

Item 35.	Undertakings

Inapplicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereto duly authorized, in the City of Cincinnati, and State of Ohio on this 2nd day of October, 2013.

ULTIMUS MANAGERS TRUST

By:	/s/ Robert G. Dorsey
Robert G. Dorsey
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert G. Dorsey	Trustee and President	October 2, 2013
Robert G. Dorsey

/s/ Julie M. Schmuelling	Treasurer	October 2, 2013
Julie M. Schmuelling

*	Trustee
Robert E. Morrison, Jr
/s/ Frank L. Newbauer
Frank L. Newbauer
*	Trustee	Attorney-in-Fact*
David M. Deptula		October 2, 2013

*	Trustee
John Discepoli

*	Trustee
John C. Davis

INDEX TO EXHIBITS

Exhibit No.	Description

28(j)	Consent of Independent Registered Public Accounting Firm